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1/14/04

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SECUR̶ ̶ ̶ ̶ ̶ ̶ ̶ ̶ ̶ ̶IISSION

04001564

ANN̶ ̶ ̶ ̶ ̶ ̶ ̶ ̶ ̶ ̶RT

FORM X-17A-5
PART III

SEC FILE NUMBER

8- 52484

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/02__ AND ENDING __12/31/02__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RII Trading LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.

JAN 14 2004

(No. and Street)

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John R. Steger, CPA

(Name — if individual, state last, first, middle name)

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FEB 09 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)
Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

JOHN R. STEGER

CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
RII Trading, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of RII Trading, L.L.C. as of December 31, 2002 and the related statements of income and changes in Members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RII Trading, L.L.C. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John R. Steger, CPA

February 25, 2003

3

RII TRADING, L.L.C.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2002

ASSETS

Due from clearing organization	$ 503,738
Marketable securities, at market value	709,407
Other receivables	2,291
Computer equipment, net of depreciation ($17,470)	2,346
Total assets	$1,217,782

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:

Accrued Expenses	$ 1,472
Securities sold, not yet purchased, at market value	481,285
Total liabilities	482,757
Members' Capital	735,025
Total liabilities & members capital	$1,217,782

See Notes to Financial Statements

4

RII TRADING, L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Organization

RII Trading, L.L.C. (The "Company") was organized under the Limited Liability Company Act of Illinois on October 26, 1999. The business of the Company is to engage in market making activity in the trading of stock, stock options, futures and options thereon, on organized exchanges in the United States. The Company has been registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE) since 1999. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the Exchanges.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amount of assets and liability and disclosures or contingent assets and liabilities at the date of the financial s statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis. Securities and commodities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

In the normal course of business, the Company enters into transactions in exchange-traded financial futures contracts, including options thereon and options on securities which are used primarily to hedge certain proprietary securities and commodities positions and commitments. The contracts are valued at market with the resulting unrealized gains and losses reflected currently in income.

Depreciation

Computer equipment is stated at cost, and is depreciated over a five-year life, using an accelerated method.

RII TRADING, L.L.C.
NOTES TO FINANCIAL STATEMENTS

Income Taxes

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the profits of the Company. The Company is subject to Illinois Replacement Tax.

NOTE 2. FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standards No. 107, and are reflected in the statement of financial condition at market or fair values.

Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentration of credit risk. Under this statement, financial futures contracts and options on financial futures contracts are considered to be financial instruments, while commodity futures and options on commodity futures contracts are not. In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance sheet risk. These financial instruments include corporate equity securities and options, and exchange traded financial futures, including options thereon. The trading conducted is in the normal course of a market maker's operation on an exchange. See Note 5 regarding derivatives.

NOTE 3. SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below.

	Owned	Sold, not yet purchased
Equities	$709,407	$481,285

The options stated above represent derivative financial instruments. See Note 5.

RII TRADING, L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2002 the Company had net capital of $582,603, which was $482,603 in excess of its required capital.

NOTE 5. DERIVATIVE FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statement also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading. The Company had no positions in derivative financial statements at December 31, 2002.

The Company enters into transactions involving futures contracts, options on futures contracts and options on stock for trading purposes, or to hedge other positions or transactions. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the statements of financial instruments held or issued by the Company at December 31, 2002. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities and thereby creates a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

The notional or contractual amounts presented below do not necessarily represent the amounts which are potentially subject to risk. In addition, the measurement of risk is meaningful only when all related and offsetting transactions are identified, and the Company generally limits its risk by holding or purchasing offsetting positions. Open contracts or notional amounts at December 31, 2002, are as follows:

9

RII TRADING, L.L.C.
NOTES TO FINANCIAL STATEMENTS

	Held	Written
Financial Futures Contracts	NONE	NONE

The Company's principal trading activities are primarily with brokers and other market makers on exchanges throughout the United States.

NOTE 6. PRINCIPAL TRANSACTION REVENUES

During 2002 the Company's principal transaction revenues consisted of equity activities (including equity shares, options, futures on stock indexes, options on stock indexes) totaling $37,944.

NOTE 7. RECEIVABLE FROM CLEARING ORGANIZATION

The amount due from clearing organization results primarily from the proceeds of stock and option sales and gains from futures. The Company clears all transactions through a clearing organization pursuant to a clearing agreement. At December 31, 2002, substantially all assets of the Company are deposited with the clearing organization.

NOTE 8. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient. Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that may differ from market values reflected in the statement of financial condition. The Company monitors such risk on a daily basis.

NOTE 9. CONCENTRATIONS OF CREDIT RISK

The Company's accounts receivable are maintained by one clearing organization. The Company manages this risk by monitoring the performance of the clearing organizations.